AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO
RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CROWN MEDIA HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
OPTIONS TO PURCHASE CLASS A COMMON STOCK,
PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
228411 10 4
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

MARK R. LEVY
HOLLAND & HART LLP
555 SEVENTEENTH STREET SUITE 3200
DENVER, COLORADO 80202-3979
(303) 295-8000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation:*	$7,877,078	Amount of Filing Fee:	$637.26

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 5,424,986 shares of Class A Common Stock of Crown Media Holdings, Inc. will be exchanged for 2,169,994 restricted stock units pursuant to this offer. The last sale price for a share of Class A Common Stock on April 25, 2003 was $3.63. The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b) thereunder, equals the transaction value multiplied by $80.90 per million.

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
SIGNATURES
INDEX TO EXHIBITS
EX-(a)(1) Offer to Exchange, dated April 30, 2003
EX-(a)(2) Form of Letter of Transmittal
EX-(a)(3) Form of Restricted Stock Unit Agreement
EX-(a)(4) Form of Election Withdrawal Notice
EX-(a)(5) Form of Letter to Eligible Option Holder
EX-(a)(6) Form of Acceptance
EX-(a)(7) Form of Reminder Notice
EX-(a)(8) Form of Information to be Provided

[   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.
Form or Registration No.:	Not Applicable.
Filing Party:	Not Applicable.
Date Filed:	Not Applicable.

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[   ] going-private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

ITEM 1. SUMMARY TERM SHEET

     The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated April 30, 2003 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

     (a)  The name of the issuer is Crown Media Holdings, Inc., a Delaware corporation (the “Company”), and the address of its principal executive office is 6430 South Fiddlers Green Circle, Suite 500, Greenwood Village, Colorado 80111. The Company’s telephone number is (303) 220-7990. The information set forth in the Offer to Exchange Section 9 (“Information Concerning Crown Media Holdings, Inc.”) is incorporated herein by reference.

     (b)  This Tender Offer Statement on Schedule TO relates to an offer by the Company to its eligible employees (as defined in Section 1 of the Offer to Exchange) to exchange all eligible options (as defined in Section 1 of the Offer to Exchange, Numbers of Options; Expiration Date) granted under the Amended and Restated Crown Media Holdings, Inc. 2000 Long Term Incentive Plan (the “Plan”) to purchase shares of the Company’s Class A Common Stock, par value $0.01 per share, for shares of stock (“restricted stock units”) to be granted by the Company under the Plan and upon the terms and conditions described in the Offer to Exchange and the related Letter of Transmittal and

Restricted Stock Unit Agreement attached hereto as Exhibits (a)(2) and (a)(3). Each restricted stock unit represents the right to receive one share of the Company’s Class A Common Stock or, in the Company’s discretion, the cash equivalent to the value of one share of the Company’s Class A Common Stock if certain conditions are met. The restricted stock units are subject to forfeiture and other restrictions until they vest and are delivered. There are 5,424,986 eligible options outstanding. The information set forth in the Offer to Exchange under the Offer to Exchange, Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Units”) and Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock Units”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options and Restricted Stock Units”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     (a)  The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

     (a)  The information set forth in the Offer to Exchange under the Offer to Exchange, Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Units”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock Units”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (e)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

     (b)  The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Units”)and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

     (c)  The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)  The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock Units”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

     (b)  Not applicable.

     (d)  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a)  Not applicable.

ITEM 10. FINANCIAL STATEMENTS

     (a)  The information set forth in the Offer to Exchange under Section 9 (“Information Concerning Crown Media Holdings, Inc.”) and Section 16 (“Additional Information”), and pages F-3 through F-42 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002, is incorporated herein by reference.

     (b)  Not applicable.

ITEM 11. ADDITIONAL INFORMATION

     (a)  The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

     (b)  Not applicable.

ITEM 12. EXHIBITS

(a)	(1)	Offer to Exchange, dated April 30, 2003.

	(2)	Form of Letter of Transmittal.

	(3)	Form of Restricted Stock Unit Agreement.

	(4)	Form of Election Withdrawal Notice.

	(5)	Form of Letter to Eligible Option Holders.

	(6)	Form of Acceptance.

	(7)	Form of Reminder Notice.

(8)	Form of Information to be Provided to Eligible Employees.

(9)	The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 28, 2003 (incorporated herein by reference) (SEC File No. 000-30700).

(10)	The Company’s definitive proxy statement filed with the Securities and Exchange Commission on April 30, 2003 for the Company’s 2003 annual meeting of stockholders (incorporated by reference) (SEC File No. 000-30700).

     (b)  Not applicable.

     (d)  (1) The Amended and Restated Crown Media Holdings, Inc. 2000 Long Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2000, filed with the Securities and Exchange Commission on March 27, 2001) (SEC File No. 000-30700).

     (g)  Not applicable.

     (h)  Not applicable.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CROWN MEDIA HOLDINGS, INC.

	By:	/s/ DAVID J. EVANS

David J. Evans President and Chief Executive Officer

Date: April 30, 2003

INDEX TO EXHIBITS

EXHIBIT
NUMBER

(a)	(1)	Offer to Exchange, dated April 30, 2003.
	(2)	Form of Letter of Transmittal.
	(3)	Form of Restricted Stock Unit Agreement.
	(4)	Form of Election Withdrawal Notice.
	(5)	Form of Letter to Eligible Option Holders.
	(6)	Form of Acceptance.
	(7)	Form of Reminder Notice.
	(8)	Form of Information to be Provided to Eligible Employees.
	(9)	The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 28, 2003 (incorporated by reference) (SEC File No. 000-30700).
	(10)	The Company’s definitive Proxy Statement filed with the Securities and Exchange Commission on April 30, 2003, for the Company’s 2003 annual meeting of stockholders (incorporated by reference) (SEC File No. 000-30700).
(b)	Not applicable.
(d)	(1)	The Amended and Restated Crown Media Holdings, Inc. 2000 Long Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2000 filed with the Securities and Exchange Commission on March 27, 2001) (SEC File No. 000-30700).
(g)	Not applicable.
(h)	Not applicable.